

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail

Mr. Sidney Xuande Huang
Chief Financial Officer
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People's Republic of China

  **Re: VanceInfo Technologies Inc.
    Form 20-F for the Fiscal Year ended December 31, 2010
    Filed May 11, 2011
    File No. 001-33857**

Dear Mr. Huang:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Stephen Krikorian

           Stephen Krikorian
           Accounting Branch Chief